February 4, 2009

VIA EDGAR

Ms. Kristina Aberg, Attorney-Advisor

Division of Corporate Finance

United States Securities and Exchange Commission

100 F St. NE

Washington D.C. 20549

Re:	The Frontier Fund (the “Trust”)
Post-effective Amendment No. 3 to Form S-1 Filed November 28, 2008
File No. 333-140240

Dear Ms. Aberg:

On behalf of our clients, the Trust and Equinox Fund Management, LLC, the managing owner of the Trust (the “Managing Owner”), we are responding to the comments raised in your letter addressed to Robert Enck, President and Chief Executive Officer of the Managing Owner, dated December 17, 2008 that relate to the Post-effective Amendment No. 3 to Form S-1 referenced above (the “Post-Effective Amendment”). Your letter to Mr. Enck also included comments that relate to a new Registration Statement on Form S-1 (File No. 333-155880) relating to the Trust, which will be addressed under separate cover concurrent with the filing of a pre-effective amendment to the new Registration Statement. Capitalized terms used in this letter without definition herein have the respective meanings ascribed thereto in the Post-Effective Amendment. As to any matters of fact set forth in this letter, we have relied upon representations made to us by representatives of the Trust and the Managing Owner.

General

1.	As you know, we are reviewing your Form 10-K for the fiscal year ended December 31, 2007 and have issued a number of comments regarding that review. Please confirm that you will amend the … post-effective amendment as appropriate to reflect your responses to our comments on the Form 10-K. In addition, please note that we will not be in a position to declare your filings effective until we have resolved all comments on the Form 10-K.

Response:

The Trust amended its Form 10-K for the fiscal year ended December 31, 2007 to include financial statements for each Trading Company in accordance with comments received from staff of the Division of Corporation Finance of the Securities and Exchange Commission (“Staff”). The filing date of such amendment is January 28, 2009. We understand that all Staff comments on such Form 10-K have been resolved. We further confirm that such financial statements have been incorporated in Post-effective Amendment No. 4 to Form S-1 filed on February 4, 2009.

Post-Effective Amendment No. 3 to Form S-1

Item 15. Recent Sales of Unregistered Securities, page 1

3.	We note that your disclosure includes the exchange of units of one series for units of another series. In connection with our review of your IPO registration statement, you confirmed that inter-series transactions would be registered transactions. (See response to comment 3 of your letter to the Commission dated November 13, 2003.) Please provide an analysis as to why these inter-series exchange transactions should now be considered exempt transactions.

Response:

As indicated in the disclosure under Item 15 in Part II of the Post-Effective Amendment, the Managing Owner was the purchaser of certain Units (or was the party exchanging Units of one Series for Units of another Series) in transactions itemized in such disclosure, and the Trust claimed an exemption from registration for each such transaction under Section 4(2) of the Securities Act, as a sale by an issuer not involving a public offering. We understand the Trust has not issued unregistered Units to any Limited Owner in any exchange transaction. We note that the Managing Owner invests in Units in order to comply with Section II.C of the North American Securities Administrators Association Guidelines pertaining to the registration of commodity pool programs, which requires the sponsor of a publicly offered commodity pool program to make a permanent investment in the program equal to the greater of 1% of capital contributions to the program or $25,000.

In the response to comment 3 in the letter dated November 13, 2003 from Dorsey & Whitney LLP to the Staff, Dorsey, on behalf of the Managing Owner, confirmed the Managing Owner’s intent to maintain an effective Securities Act registration statement covering the Units of each Sub-Class of each Series as the Managing Owner estimates may be issuable upon exercise of the Limited Owners’ rights to purchase additional Units or rights to exchange the initially purchased Units for Units of one or more Sub-Classes of the other Series after trading commences. This confirmation expressly applied to transactions in Units by the Limited Owners, and it did not apply to transactions in Units by the Managing Owner, which may lawfully acquire unregistered Units as described below, pursuant to an exemption from registration for each such transaction claimed by the Trust under Section 4(2) of the Securities Act.

The Supreme Court issued general guidance in determining whether or not there is a valid private offering in S.E.C. v. Ralston Purina Co., 346 U.S. 119, 125 (1953): “the applicability of [§4(2)] should turn on whether the particular class of persons affected need the protection of the [Securities Act]. An offering to those who are shown to be able to fend for themselves is a transaction ‘not involving any public offering.’” See also Mark v. FSC Securities Corp., 870 F.2d 331, 333 (6th Cir. 1989).

Following the Supreme Court’s decision in Ralston Purina, U.S. courts have developed a flexible test in determining whether or not an offering falls within the private offering exemption. In SEC v. Murphy, 626 F.2d 633, 644-5 (9th Cir. 1980), the Ninth Circuit Court of Appeals enumerated four factors to be considered: (1) the number of offerees; (2) the sophistication of the offerees; (3) the size and manner of the offering; and (4) the relationship of the offerees to the issuer. In Mark, the Sixth Circuit Court of Appeals noted five similar factors that were relevant in determining whether there was a valid private offering: (1) the number of offerees; (2) the manner of the offering; (3) the number of units offered; (4) the relationship of the offerees to each other and to the issuer; and (5) the size of the offering. Mark at 333.

The application of the flexible tests above indicates that courts weigh the information available to the relevant offerees and the relationship of those offerees to the issuer. In Sorrell v. S.E.C., 679 F.2d 1323, 1326 (9th Cir. 1982), the Court, citing Murphy, noted that “the offerees’ access to financial information about the investment similar to what would be found in a registration statement is crucial” in evaluating the merits of a valid private offering. In addition, in Ralston Purina, the Court noted that

“some employee offerings may come within [§4(2)], e.g., one made to executive personnel who, because of their position, have access to the same kind of information that the [Securities Act] would make available in the form of a registration statement.” Ralston Purina at 125-6.

We understand that all of the purchases and inter-Series exchanges for unregistered Units within the past three years itemized in Item 15 of Part II of the Post-Effective Amendment were made by the Managing Owner. As such, the number of offerees to whom unregistered Units are offered — i.e., one — is quite small. The Managing Owner, in its capacity as the sole managing owner of the Trust, oversees all of the operations of the Trust and administers the business and affairs of each Series of Units and, consequently, has all relevant information in relation to such Units as would be contained in a registration statement, including all relevant financial information. We understand that the total number of unregistered Units that have been sold or issued in exchange for other Units within the past three years is quite small in comparison to the total number of Units (registered and unregistered) sold or issued in exchange for other Units within such period — approximately 1.38% of such total. Based upon the facts and circumstances surrounding these purchases and inter-Series exchanges of unregistered Units, we believe that the Trust may properly claim an exemption from registration for each such transaction under Section 4(2) of the Securities Act, as a sale by an issuer not involving a public offering.

Solely for the purposes of our above response to your comment, we have assumed that the unregistered Units acquired by the Managing Owner are securities under the Securities Act. Such assumption should not be deemed an admission by the registrant that such Units are securities under the Securities Act, and we note that such Units — because they are held by the Managing Owner of the Trust — may not constitute securities under applicable case law.

If you have any questions with respect to any of the foregoing, please contact the undersigned at (212) 715-1137. Thank you for your cooperation and assistance.

Very truly yours,

Arnold & Porter LLP

By:	/s/ Robert E. Holton
Robert E. Holton, Esq.

cc:	Mr. Richard Bornhoft
Mr. Robert J. Enck
Mr. Ron Montano
S. Brent Bales
Michael F. Griffin, Esq.